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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 12b-25                SEC File Number:
                                                                  000-16072
                                                                  ---------
                            NOTIFICATION OF LATE FILING         CUSIP Number:
                                                                 243593-30-8
                                                                -------------
(Check One):      [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F
   [ ] Form 11-K  [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

         For Period Ended: September 30, 2000
                           -------------------

         [ ]      Transition Report on Form 10-K or 10-KSB
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q or 10-QSB
         [ ]      Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          -----------------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:





Part I -- Registrant Information


          Full Name of Registrant:    Decora Industries, Inc.


          Address of Principal Executive Office (Street and Number)
             1 Mill Street

          City, State and Zip Code
             Fort Edward, New York 12828



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Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


Part III -- Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.
                                  (Attach Extra Sheets if Needed)

The Registrant has previously announced that it was unable to make an interest payment due November 1, 2000 to holders of the Registrant's $112,750,000 principal amount of 11% senior secured notes due May 1, 2005 (the "Senior Secured Notes"). As a consequence, the Registrant is seeking to negotiate a restructuring of the Senior Secured Notes. The Registrant believes it appropriate to report the results of these negotiations on its Form 10-Q. The status of these negotiations has resulted in a delay in the preparation of the Form 10-Q.

Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification:



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          Howard J. Unterberger           (310)                 556-1990
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                (Name)                 (Area Code           Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X]  Yes         [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X]  Yes         [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss for the three months ended September 30, 2000 is $7,931,000 ($1.01 per share), compared to a net loss of $170,000 ($0.02 per share) for the same period last year. Net loss for the six months ended September 30, 2000 is $11,518,000 ($1.47 per share), compared to net income of $582,000 ($0.08 per share) for the prior year period.

Decora Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  Nov. 14, 2000               By:  /s/ ROBERT HANLON, JR.
      ---------------                   --------------------------------
                                        Robert Hanlon, Jr.
                                        Chief Financial Officer



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).